UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                Amended Form N-8A

         NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF
                       THE INVESTMENT COMPANY ACT OF 1940


Pioneer International Value Fund ("International Value Fund") (File No. 811-07318) hereby amends its Notification of Registration on Form N-8A for the purpose of reflecting the adoption and succession by Pioneer Series Trust VIII (the "Trust") to International Value Fund's registration under Section 8(a) of the Investment Company Act of 1940, effective June 30, 2008. In connection with such amended Notification of Registration, the Registrant submits the following information:

Name:

         Pioneer Series Trust VIII

Address of principal business office:

         60 State Street
         Boston, Massachusetts 02109

Telephone number (including area code):

         (617) 742-7825

Name and address of agent for service of process:

         Dorothy E. Bourassa, Esq.
         Pioneer Investment Management, Inc.
         60 State Street
         Boston, Massachusetts  02110

         copies to:

         Roger P. Joseph, Esq.
         Bingham McCutchen LLP
         150 Federal Street
         Boston, Massachusetts 02110

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

         Yes  [X]                   No  [  ]

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                                     NOTICE

Notice is hereby given that this amended Notification of Registration has been executed on behalf of the Trust by a trustee of the Trust as a trustee and not individually and the obligations of or arising out of this amended Notification of Registration are not binding upon any of the trustees, officers or shareholders of the Trust individually, but are binding only upon the assets and property of the Trust.

                                    SIGNATURE

     Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this Notification of Registration to be duly signed on its behalf in the City of Boston and the Commonwealth of Massachusetts on the 27th day of June, 2008.

                                            Pioneer Series Trust VIII


                                            By: /s/ Daniel K. Kingsbury
                                            ---------------------------
                                                    Daniel K. Kingsbury
                                                    Trustee


ATTEST:

/s/ Christopher J. Kelley
-------------------------
    Christopher J. Kelley
    Assistant Secretary

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